Exhibit 99.1

UPDATE ON SUSPENSION

Paringa Resources Limited (“Paringa” or “Company”) (NASDAQ: PNRL, ASX: PNL) provides the following update.

The Company’s 100% owned subsidiary, Hartshorne Mining Group LLC (“Hartshorne”), has retained FTI Consulting, Inc. (“FTI”) to perform a review of Hartshorne’s near-term financial outlook and operational performance, including an assessment of additional financing required for operational needs.

The immediate priority of FTI and the Company is to explore all opportunities to maximise the value of Hartshorne and the Poplar Grove mine (“Project”), either through additional funding to finance the continuation of operating activities at the Project, or by a potential trade sale.

The Company’s focus has been on ramping up mining operations at the Project. Operational and technical challenges to-date have resulted in production levels yet to reach expected volumes (refer to ASX release dated 23 December 2019). Drilling is underway to provide greater confidence on near-term production.

In order to maintain Hartshorne’s cash position as it continues to ramp-up its operations, and after consultation with the agent for Hartshorne’s secured lenders, Tribeca Global Resources Credit Pty Ltd (“Tribeca”), Hartshorne has decided to defer payment of the December 31, 2019 quarterly interest and fees required under its term loan facility, totalling approximately US$1.5 million. This deferral has triggered an event of default under the term loan facility which gives Tribeca the right to demand immediate full repayment of the term loan facility. Tribeca has issued a letter to Hartshorne and the Company (as a guarantor of Hartshorne’s obligations under the term loan facility) that notifies the existence of the event of default and reserving its rights in respect of such default.

Mining operations have recommenced following the scheduled Christmas and New Year break and the Company and FTI will continue to work closely with Hartshorne’s lenders, employees, customers, and suppliers to optimise value for all stakeholders. The Company’s securities will remain suspended from trading until the Company can make further announcements on the above.

For further information, contact:

Egan Antill
Chief Executive Officer
eantill@paringaresources.com

About FTI Consulting
FTI Consulting, Inc. is a global business advisory firm dedicated to helping organizations manage change, mitigate risk and resolve disputes: financial, legal, operational, political & regulatory, reputational and transactional. With more than 4,700 employees located in 28 countries, FTI Consulting professionals work closely with clients to anticipate, illuminate and overcome complex business challenges and make the most of opportunities. For more information, visit www.fticonsulting.com.

Site Office:	373 Whobry Road | Rumsey | KY | 42371	Email:	info@paringaresources.com
Registered Office:	Level 9, 28 The Esplanade | Perth | WA | 6000	Website:	www.paringaresources.com
		ABN:	44 155 933 010

Summary Information
The following disclaimer applies to this announcement and any information contained in it (the Information). The Information in this announcement is of general background and does not purport to be complete. It should be read in conjunction with Paringa's other periodic and continuous disclosure announcements lodged with ASX Limited, which are available at www.asx.com.au. You are advised to read this disclaimer carefully before reading or making any other use of this announcement or any Information contained in this announcement. In accepting this announcement, you agree to be bound by the following terms and conditions including any modifications to them.

Forward Looking Statements
This announcement may include forward-looking statements. These forward-looking statements are based on Paringa’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Paringa, which could cause actual results to differ materially from such statements. Paringa makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of this announcement.

This announcement has been authorised for release by the Company’s CEO, Egan Antill.